

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Paul Sharobeem
Associate General Counsel
CENTURY ALUMINUM CO
One South Wacker Drive, Suite 1000
Chicago, Illinois 60606

> **Re: CENTURY ALUMINUM CO**
> **Registration Statement on Form S-3**
> **Filed March 17, 2023**
> **File No. 333-270681**

Dear Paul Sharobeem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing